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                                                                    Exhibit 99.1
                                              Press release dated April 12, 2001

CHARLOTTE, N.C., April 12, 2001 /CNW/ -- United Dominion Industries Ltd. ("UDI") (NYSE: UDI; TSE) announced that it has obtained an interim order from the Ontario Superior Court of Justice with respect to its proposed acquisition by SPX Corporation by means of a plan of arrangement pursuant to the Canada Business Corporations Act. The interim order provides for, among other things, an annual and special meeting of shareholders of United Dominion to be held on May 17, 2001 at Le Royal Meridien King Edward Hotel in Toronto, Ontario. Materials containing detailed information about the plan of arrangement and the annual and special meeting will be mailed to shareholders of United Dominion shortly.

The order also set a hearing date of May 18, 2001 (or as soon thereafter as practicable) for the Court to hear the application for an order approving the plan of arrangement. Assuming approval by the United Dominion shareholders, approval of the Court and satisfaction of the other conditions to closing, including receipt of regulatory approvals, it is expected that the acquisition will close on or about May 24, 2001.

United Dominion is a diversified manufacturer of proprietary engineered products in four business segments -- Flow Technology, Machinery, Specialty Engineered Products, and Test Instrumentation. It has annual sales of $2.5 billion and 14,000 employees in 20 countries. More information about the company is available through its website -- www.uniteddominion.com.

SPX Corporation is a global provider of technical products and systems, industrial products and services, service solutions and vehicle components. More information is available at www.spx.com.